CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 1 of 27

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Management Discussion and Analysis

for the Fourth Quarter and Year Ended

April 30, 2009

Dated August 27, 2009

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Form 20-F on EDGAR or the Company’s audited consolidated financial statements for the year ended April 30, 2009. The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2009.

Table of Contents:

1.

OVERVIEW OF THE COMPANY

2

2.

MILESTONES AND PROJECT UPDATES

3

3.

FINANCIAL POSITION

15

4.

EXPENDITURES REVIEW

17

5.

CASHFLOW REVIEW

19

6.

OUTLOOK

19

7.

OTHER MATTERS

20

8

SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

26

This MD&A contains forward-looking information. Refer to Section 7 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 2 of 27

1.

OVERVIEW OF THE COMPANY

QUICK OVERVIEW

✓

Exploration expenditures of $11.6 million for 2009 in the Athabasca Basin

✓

Funding provided from Korean Partners for the Cree East project ($8.5m funded of $19m) (section 2.2.1) and Mitsubishi for ($9.7m funded of $11m)(section 2.2.2)

✓

Over 23 projects covering 1,203,000 hectares focused on Uranium (section 1.1)

✓

Cash resources of $6.3m (as at April 30, 2009)

✓

MOU with East Resources Inc. on Poplar Project (section 2.1)

✓

Vancouver head office consolidation supported by Saskatoon Field Operations Office

✓

143,660,414 common shares issued and outstanding (August 25, 2009)

✓

Over 15,000 metres drilled in fiscal 2009

-

Cree East (9,132 metres)

-

West McArthur (4,751 metres)

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of August 25, 2009, the Company had 143,660,414 shares outstanding with a total market capitalization of $23.0 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7”).

Table 1: Canadian Land Position Summary
Property / Project Name	2009 Notes	Hectares
Alberta		97,000
Arnold		24,000
Black Lake	Option with Black Lake Denesuline	38,000
Camsell		10,000
Collins Bay Extension	Option with Bayswater Uranium	37,000
Carswell		13,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	13,000
Fond Du Lac	Option with Fond Du Lac Denesuline	36,000
Ford		10,000
Grease River	Ventured with Uranium Prospects	82,000
Helmer		55,000
Hodgson		30,000
Kasmere		266,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		49,000
McTavish	Ventured with Kodiak Exploration	16,000
Misty	Ventured with Great Western Minerals	53,000
Moon		4,000
NE Wollaston	MOU with East Resources Inc.	154,000
Poplar	MOU with East Resources Inc.	112,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi Dev. Pty	36,000
TOTAL	23 Projects	1,203,000

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco Corporation and AREVA. The Company has strategic exploration investment relationships with Japan’s Mitsubishi Development Pty Ltd. (“Mitsubishi”) (through its West McArthur property), with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd. (with its Cree East Project), and has entered into a memorandum of understanding for exploration with Chinese-based East Resources Inc. (“ERI”) (for its Poplar and North East Wollaston Projects). CanAlaska also has option arrangements with Westcan Uranium Corp. in respect of its Cree West and Key Lake projects, and Great Western Minerals Group Ltd. is earning into the Misty property. It also has entered into option agreements on Black Lake, Fond Du Lac and Collins Bay Extension.

CanAlaska’s strong “end-user” financial backing and capable in-house exploration team assures the Company of both the funding and expertise necessary to deliver on its corporate mission of discovering one or more major uranium deposits.  CanAlaska’s commitment to the Athabasca Basin region has also seen it cementing ties with First Nations communities. The Company has obtained overwhelming approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In doing so, the Company achieved

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 3 of 27

the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s strong record of operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our Company as a leader in responsible and sound exploration.

Since late 2004, CanAlaska has expended over $55 million on exploration and research towards the advancement of uranium discovery on our twenty-three project areas. The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide CanAlaska with the long-term financial incentive to succeed.

The Company also has a 72% interest in the Rise and Shine project and a 100% interest in the Reefton Project in New Zealand

1.2

Cash and Financing

As of April 30, 2009 the Company had cash and cash equivalents of $6.3 million (April 30, 2008: $7.4m). The Company’s working capital position as at April 30, 2009 was $6.4 million (April 30, 2008: $7.8m).

The Company has entered into option agreements with a Korean Consortium and Mitsubishi and they are currently funding exploration on two of its properties located in Athabasca. As of April 30, 2009, the Korean Consortium and Mitsubishi have funded $7.6 million out of a total of $19 million and $9.7 million amount out of a total of $11 million respectively.

With the impact of the global credit crisis still being felt in the junior mining sector, CanAlaska views itself as fortunate to have strong strategic relationships with its partners. The long-term and strategic support from Mitsubishi and our Korean Consortium partners allows the Company to continue to advance two significant projects forward in these challenging economic times. CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating all of its projects. The recent tie-up with ERI for the Poplar Project is further evidence that the Company continues to develop and nurture relationship with strategic partners regardless of the economic climate.

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement for gross proceeds of $990,550 (section 3.3). The Company believes that with the completion of this private placement, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering of one or more high grade uranium deposits.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

2.

MILESTONES AND PROJECT UPDATES

2.1

Overview – fiscal year 2009

•

MOU with East Resources Inc. on Poplar Project (June 2009)

•

Continuing funding commitment from our Korean Consortium ($4.9 million) and Mitsubishi ($2.0 million)

•

Over 15,000 metres of drilling completed

•

Eleven of fifteen holes at Cree East exhibiting good geology, hydrothermal mineralization and five times background geochemistry values

•

Geophysics and drilling at West McArthur have identified a new alteration zone in the south of the project

•

Drilling undertaken at both Black Lake and Fond Du Lac

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement of 5,826,764 units of $0.17 per unit for gross proceeds of $990,550 (refer to section 3.3).

In August 2009, the Company welcomed Kodiak Exploration as an exploration partner for its McTavish project.   Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule: 100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the "Effective Date") by the TSX Venture Exchange of a filing to be made in respect of the proposed option; $600,000 Expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date; a further $800,000 Expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;  a further $1,200,000 Expenditures and 50,000 Kodiak Shares on or prior

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 4 of 27

to the third anniversary of the Effective Date; a further $1,400,000 Expenditures and 50,000 Kodiak Shares on or prior to the fourth anniversary of the Effective Date; and a further 700,000 Kodiak Shares on or prior to the fifth anniversary of the Effective Date.

In July 2009, the Company commenced the summer drill program at the Fond Du Lac Project. Initial drilling in 2008 identified significant alteration and mineralization within and outside the known uranium deposit. Detailed geophysical surveys have highlighted the existing target as well as new nearby features. The current drilling is focused on potential basement hosted feeder systems.

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. This project has significant exploration potential from previous drill intercepts.

In June 2009, the Company announced Glass Earth Gold Ltd. as a new exploration partner for its Rise and Shine gold project in Otago, New Zealand (refer to section 2.2.14).

In June 2009, the Company received its drill assays and detailed geophysical information from the West McArthur Project winter drilling campaign. This drilling information confirms not only structural breaks and fault reactivation along the target area, but also hydrothermal alteration and trace uranium mineralization in two holes at, and below, the unconformity (refer to 2.2.2).

In May 2009, the Company announced the results from the drilling program at the Cree East project, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from drill hole CRE017 in zone D in the centre of the 5km long target area (refer to section 2.2.1).

In February 2009, the Company announced Kent Exploration Inc. as a new exploration partner for its Reefton project in New Zealand.

In December 2008, the Company announced that it has entered into a Memorandum of Understanding ("MOU") with East Resources Inc. ("ERI") to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project. Under the MOU, ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

Due to continual delays in the award of exploration permits by the Government of Manitoba resulting from aboriginal consultations, ERI and CanAlaska agreed in June 2009 to initiate their co-operation in Saskatchewan on the Poplar project under similar earn-in terms. In August 2009, ERI with their team of six Chinese geologists, coupled with CanAlaska personnel to commenced geological mapping and prospecting on five target areas at Poplar.

In December 2008 the Company announced District Gold Inc. as its new exploration partner for the Rainbow Hill Project in Alaska.

In December 2008, the Company announced the appointment of Damian Towns as Chief Financial Officer, effective January 1, 2009, to help build the Company’s financial oversight and to strengthen the Company’s relationships with its strategic partners.

On December 11, 2008, the Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. for 40,000 common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50 and a 2% net smelter royalty. Mineral Lease 209B rests in the central portion of the geologically-significant Wollaston Belt, host to the major uranium mines inside the Athabasca Basin. CanAlaska’s acquisition of this property now completes the Company’s holdings of the entire Wollaston Belt within the province of Manitoba.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 5 of 27

2.2

Project Updates

Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation.

Overview

The Company currently has over 23 projects and in fiscal 2009 spent $11.6 million on exploration costs in the Athabasca Basin. Of these expenditures, over 32% ($3.7 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. A further 19% ($2.2 million) of the exploration dollars were spent by Mitsubishi on the West McArthur project. $1.7 million (or 15% of total expenditures) was spent on the Poplar project, of which $1.5 million was reimbursed by Mega Uranium prior to termination of an option agreement. An MOU with ERI has now replaced the Mega Uranium option agreement. The Company has spent $1.6 million and $0.8 million of its own funds in advancing both the Fond Du Lac and Black Lake projects respectively. The Company had also spent $1.0 million on its Grease River project, of which $0.3 million was reimbursed by Uranium Prospects prior to the termination of the option agreement.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

Table 2: ($000's) Total Deferred Exploration	Quarterly								Year Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09
Camp Cost & Operations	1,529	2,232	482	1,805	415	488	338	663	6,048	1,904
Drilling	1,175	783	202	1,457	157	1,239	58	1,759	3,617	3,213
General & Admin	70	200	481	1,586	185	745	113	442	2,337	1,485
GeoChemistry	151	643	127	124	89	166	77	75	1,045	407
Geology	125	788	268	304	682	521	235	328	1,485	1,766
GeoPhysics	611	2,162	1,245	1,662	322	658	205	457	5,680	1,642
Other	262	709	168	355	145	146	568	342	1,494	1,201
Gross Expenditures	3,923	7,517	2,973	7,293	1,995	3,963	1,594	4,066	21,706	11,618
Reimbursement	(1,736)	(2,855)	(1,775)	(1,461)	(1,474)	(1,233)	(468)	(710)	(7,827)	(3,885)
Net Expenditures	2,187	4,662	1,198	5,832	521	2,730	1,126	3,356	13,879	7,733

2.2.1

Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at April 30, 2009, the Korean Consortium has contributed $7.6 million towards exploration of the project and holds a 30% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. A further $880,000 contribution was received on July 31st, 2009, to fund Summer 2009 exploration. The following table summarizes the Korean Consortium expenditures and advances by quarter , fiscal year, and life to date (“LTD”) expenditure on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the agreement the Company accounts for the joint venture as a variable-interest entity (“VIE”) and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest in the consolidated balance sheet.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 6 of 27

Table 3: ($000's)	Quarterly								Year Ended
Cree East Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	38	309	40	236	28	126	88	268	623	510	1,431
Drilling	-	-	8	734	9	983	20	908	742	1,920	2,662
General & Admin	22	-	5	5	5	13	33	69	32	120	187
GeoChemistry	-	169	22	8	17	5	16	29	199	67	367
Geology	6	32	17	32	6	70	85	147	87	308	521
GeoPhysics	33	445	480	14	7	199	-	14	972	220	1,521
Management Fees	-	-	170	103	7	141	25	151	273	324	594
Other	-	128	-	-	1	17	97	122	128	237	653
Net Expenditures	99	1,083	742	1,132	80	1,554	364	1,708	3,056	3,706	7,936

Drill programs started on the project in late February 2008 (Q408) and large zones of alteration were intercepted. However, the Company experienced problems completing the majority of the drill holes because of extreme clay alteration and unconsolidated sands. Drilling re-commenced in mid-August 2008 (Q209) and up to October 31, 2008, 2,681 metres had been drilled with 275 samples being taken, in the most recent drill campaign.

The Q209 drill program demonstrated the presence of several zones of faulting and alteration in the sandstone and in the basement indicating hydrothermal activity typical of unconformity uranium deposits. The geophysics carried out in the summer (Q209) completed earlier surveys and processing of the combined data together with the drilling results identified targets for the Q409 (winter) drill program.

In May 2009, the Company announced the results from the Q409 drilling program, where anomalous uranium and nickel metal indicators were received from samples in 11 of the 15 holes, and anomalous associated geochemistry in 13 of the 15 holes drilled. The most significant radioactivity response was from hole CRE017 in zone D in the centre of the 5km long target area. Extensive zones of hematite and boron alteration were also intercepted in holes drilled in areas A and B. The series of strong geophysical targets in the centre of the Cree East project show moderate to intense hydrothermal alteration within the overlying sandstone units, and strong alteration with zones of intense hematite alteration in the basement rocks.

In summary, fifteen drill holes were completed on five target areas in the winter season. Thirteen of these drill holes have anomalous geochemistry in the last 10 to 60 metres of the sandstone unit overlying the basement. Eleven of the holes have uranium and nickel geochemistry exhibiting over five times background values (up to 24.5 ppm and 87.3 ppm) respectively. Subsequent to year end (Summer 2009), the Company embarked on a further $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM and ground TDEM surveys.  The targeting data received from these surveys will be used to guide winter 2009/2010 drilling efforts.

In fiscal 2009, 52% of the costs were associated with drilling, as the Company completed its winter drill program of 6,512 metres. This is in addition to Q209, where 2,620 metres were completed. Under the Cree East agreement, the Company is entitled to charge an operator fee of 10% to recoup non-direct costs associated with the project which is recognized as management fees.

2.2.2

West McArthur Project, Saskatchewan – Optioned to Mitsubishi Development Pty Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan, whereby Mitsubishi can earn a 50% interest in the project by expending a minimum of $10 million over 3½ years and paying a further $1 million to the Company upon completion. As at April 30, 2009, Mitsubishi Development has contributed $9.7 million towards the exploration of the project. The West McArthur project is strategically located immediately west of the McArthur River uranium mine operated by Cameco Corp.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 7 of 27

Table 4: ($000's)	Quarterly								Year Ended
West McArthur Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	326	233	166	536	2	1	113	217	1,261	333	2,104
Drilling	572	11	-	9	-	-	22	675	592	697	4,689
General & Admin	5	21	196	135	11	355	49	140	357	555	1,694
Geochemistry	19	112	29	60	3	1	-	23	220	27	230
Geology	12	28	6	11	17	39	18	101	57	175	311
Geophysics	112	196	118	502	14	10	10	175	928	209	2,395
Other	48	26	16	140	8	12	78	129	230	227	780
Gross Expenditures	1,094	627	531	1,393	55	418	290	1,460	3,645	2,223	12,203
Reimbursement	(1,127)	(846)	(764)	(1,057)	(62)	(310)	(244)	(1,399)	(3,794)	(2,015)	(9,743)
Net Expenditures	(33)	(219)	(233)	336	(7)	108	46	61	(149)	208	2,460

Drill programs since 2006 have concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by airborne survey. In Q108, five holes were drilled to test new targets outlined by ongoing geophysical exploration, and previous drill successes. One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 metres). In Q408, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.

During Q409, an exploration program comprising a total of 4,751 metres of drilling, together with corresponding TDEM geophysical surveys, tested the previously un-drilled Grid 4 zone located in the southern region of the West McArthur Project. In this new area, VTEM magnetic and electromagnetic airborne surveys, ground-based AMT and EM surveys identified a new, well-defined, but variably-conductive zone, approximately 6 km in length associated with apparent alteration in the sandstone column. The Q409 drill program involved seven drill holes (WMA013 - WMA019) along 4 km of the Grid 4 trend, of which two drill holes were terminated near surface due to drilling problems. The five successful drill holes tested four discrete targets. The mineralized and altered rocks encountered in the drill holes show the potential for a uranium mineralizing system associated with graphitic pelite horizons. The 4km-long zone tested appears to have multiple targets for future detailed evaluation. The Grid 4 area is only one of multiple mineralized target zones identified on the property.

Drill hole WMA019, located 400 metres to the south of drill hole WMA016, exhibited the best uranium intersection. This hole contained a generally normal clay pattern in the upper levels, again with silicification from 780 to 830 metres, with elevated uranium (to 1 ppm) and boron (to 90 ppm) in the last 14 metres of the sandstone column above the unconformity. The basement of drill hole WMA019 is predominantly semi-pelites with abundant leucosome. A sheared leucosome section of 2 metres from 880.2 to 882.2 assayed 0.034% U3O8. A major graphite zone was intersected from 946 to 968 metres. For a complete understanding of the drill results reference should be made to the Company’s news release dated June 4, 2009.

In fiscal 2009, drilling costs comprised 31% of the total exploration costs at West McArthur from the 4,751 metre drill program completed in the fourth quarter. Included within General and Administrative expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.

2.2.3

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 28 claim blocks totaling approximately 112,000 hectares.

In 2007, the Company entered into agreements with Mega Uranium Ltd. (“Mega”) to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (50,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period. The Company acted as the operator for the project until the option was terminated in December 2008.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 8 of 27

In June, 2009, the Company announced that it has executed a MOU with East Resources Inc. (“ERI”) on the Poplar project. ERI had executed a similar agreement with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to continual delays incurred in the receipt of exploration permits from the Government of Manitoba owing to aborgininal consultations, both CanAlaska and ERI have opted to initiate their cooperation by first conducting uranium exploration in Saskatchewan.

Table 5: ($000's)	Quarterly								Year Ended
Poplar Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	66	-	1	213	179	28	5	67	425	640
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	63	59	63	67	(12)	(3)	122	115	293
Geochemistry	-	-	-	-	31	80	15	1	-	127	127
Geology	-	-	-	15	63	145	41	29	15	278	293
Geophysics	-	453	123	414	304	280	61	25	990	670	1,660
Other	-	2	3	51	2	3	112	12	56	129	186
Gross Expenditures	-	521	189	540	676	754	245	69	1,250	1,744	3,199
Reimbursement	-	(840)	(737)	134	(623)	(719)	(95)	(60)	(1,443)	(1,497)	(2,940)
Net Expenditures	-	(319)	(548)	674	53	35	150	9	(193)	247	259

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in lake covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data is underway.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

2.2.4

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project. In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 9 of 27

Table 6: ($000's)	Quarterly								Year Ended
Fond Du Lac Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	-	2	-	76	150	93	28	2	347	349
Drilling	-	-	-	-	122	242	16	5	-	385	385
General & Admin	4	1	20	-	6	18	7	6	25	37	103
Geochemistry	-	-	-	-	1	36	31	13	-	81	81
Geology	1	2	1	-	30	105	11	10	4	156	181
Geophysics	-	-	-	6	1	98	146	92	6	337	452
Option Payments	-	-	-	-	-	29	-	-	-	29	117
Other	-	-	2	1	18	46	99	18	3	181	189
Net Expenditures	5	3	25	7	254	724	403	172	40	1,553	1,857

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008, and immediately prepared a select program of drill testing in and around areas of historical drill exploration. In July and August 2008, the Company carried out preliminary drill programs (1,300 metres) in the vicinity of the zone of known uranium mineralization. In mid-September 2008 (Q209) the company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

In fiscal 2009, drilling comprised 25% and geophysics comprised 22% of the exploration expenditures at Fond Du Lac. The increase in camp costs and operations for Q209 is consistent with the drill program that was being conducted at that time as is the increase in geology costs associated with core logging. The second half of the year was focused on geophysics where 176 gravity stations were undertaken.

2.2.5

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the Black Lake project. To earn its interest the Company must pay $130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($1.0m incurred; July 2010: $0.7m; July 2011: $1.2m; July 2012: $2.0m).

Table 7: ($000's)	Quarterly								Year Ended
Black Lake Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	3	-	1	-	2	16	16	121	4	155	159
Drilling	-	-	-	-	-	-	-	172	-	172	172
General & Admin	-	1	20	-	1	4	3	19	21	27	89
Geochemistry	-	3	-	-	-	23	7	8	3	38	41
Geology	6	22	10	3	27	78	17	26	41	148	194
Geophysics	-	66	-	-	-	-	-	141	66	141	283
Option Payments	-	-	-	-	-	29	-	-	-	29	123
Other	3	-	2	2	3	-	64	56	7	123	131
Net Expenditures	12	92	33	5	33	150	107	543	142	833	1,192

During fiscal 2009, drilling, geology and geophysics comprised 21%, 18% and 17% respectively of total exploration costs. The drill program comprised 649 metres during the fourth quarter. In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12ppm being intersected in the north and the eastern-most drill hole in the south intersecting 140ppm of uranium. For full results of the winter-spring drill program reference should be made to the Company’s News Release of August 5, 2009.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 10 of 27

During the first six months, the Company undertook approximately 640 kilometres of prospecting. In the fourth quarter 32 kilometres of IP-Resistivity was completed. The option payment costs of $29,000 in Q209 comprised the fair value of shares of $19,000 and cash payments of $10,000 which are consistent with the option agreement on the property.

2.2.6

Grease River Project, Saskatchewan

The Grease River project covers approximately 82,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million. This option was terminated in June 2009.

Table 8: ($000's)	Quarterly								Year Ended
Grease River Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	103	214	4	91	54	11	-	23	412	88	565
Drilling	-	-	-	-	33	13	-	-	-	46	46
General & Admin	9	29	1	173	88	17	9	11	212	125	339
Geochemistry	31	54	5	(1)	6	12	4	-	89	22	111
Geology	45	337	124	20	444	63	49	11	526	567	1,105
Geophysics	192	4	-	48	-	-	-	-	244	-	244
Other	63	-	-	1	60	1	67	2	64	130	302
Gross Expenditures	443	638	134	332	685	117	129	47	1,547	978	2,712
Reimbursement	(250)	(1,035)	(3)	(185)	(781)	(114)	(131)	755	(1,473)	(271)	(1,909)
Net Expenditures	193	(397)	131	147	(96)	3	(2)	802	74	707	803

Geology costs comprise 58% of the exploration spend for the year with the bulk of that expenditure incurring in Q109. In Q109, the Company undertook 1,056 kilometres of prospecting (total fiscal year was 1,162 km). The Company had been accruing for the reimbursement of costs from Uranium Prospects but reversed this reimbursement in the fourth quarter as no cash had been received and the option was subsequently terminated in June 2009.

2.2.7

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West Project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan Uranium Ltd (“Westcan”) (formerly International Airmex Resources Inc.) an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As at April 30, 2009, Westcan had contributed $0.8 million towards exploration expenditures. Subsequent to year end, the Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 11 of 27

Table 9: ($000's)	Quarterly								Year Ended
Cree West Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	37	28	19	-	-	-	-	84	-	158
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	2	127	-	50	(3)	-	129	47	287
Geochemistry	17	52	18	(11)	-	-	-	-	76	-	102
Geology	6	39	3	61	3	1	-	-	109	4	117
Geophysics	-	-	-	1	-	-	-	-	1	-	290
Other	-	-	-	(3)	-	-	1	-	(3)	1	156
Gross Expenditures	23	128	51	194	3	51	(2)	-	396	52	1,110
Reimbursement	(207)	(134)	(19)	(35)	(3)	(51)	4	(2)	(395)	(52)	(1,110)
Net Expenditures	(184)	(6)	32	159	-	-	2	(2)	1	-	-

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Due to uncertain nature of the continuing involvement of Westcan in the project, only minimal expenditures were incurred through fiscal 2009.

2.2.8

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2009, Westcan had contributed $0.9 million towards exploration expenditures. Subsequent to year end, the Company granted an extension to Westcan in respect of its exploration commitments under the agreement.

Table 10: ($000's)	Quarterly								Year Ended
Key Lake Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	1	-	61	125	1	-	-	-	187	1	252
Drilling	3	-	16	173	(8)	1	-	-	192	(7)	427
General & Admin	1	-	7	56	-	39	-	1	64	40	114
Geochemistry	-	-	-	3	3	-	-	-	3	3	8
Geology	4	3	6	9	9	-	2	-	22	11	47
Geophysics	-	-	1	1	-	-	-	-	2	-	139
Other	-	-	-	-	-	-	3	-	-	3	49
Gross Expenditures	9	3	91	367	5	40	5	1	470	51	1,036
Reimbursement	(152)	-	-	(318)	(5)	(40)	(2)	(3)	(470)	(50)	(1,035)
Net Expenditures	(143)	3	91	49	-	-	3	(2)	-	1	1

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area. In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Further drilling is proposed. As at January 31, 2009, Westcan had contributed $0.9 million towards exploration expenditures. No significant exploration activity occurred at Key Lake during fiscal 2009.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 12 of 27

2.2.9

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation. ("Bayswater") to commence exploration of the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years and issuing a total of 500,000 Company shares to Bayswater over this period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

2.2.10

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 55,000 hectares in the central part of the north rim of the Athabasca Basin west of and south of Fond Du Lac, and 50 km southeast of Uranium City.

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes. The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but elevated uranium background levels. Further geophysical modeling was carried out at the end of the field season, and more drilling is expected on these targets. The Company is actively marketing this project for third party option to support a more extensive drill program. The expenditure in Q409 relates to the refund of a reclamation bond that had previously been credited against general and administration costs instead of reclamation bonds on the balance sheet.

Table 11: $000's	Quarterly								Year Ended
Helmer Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	289	381	36	7	8	2	-	-	713	10	980
Drilling	201	771	172	31	-	-	-	-	1,175	-	1,175
General & Admin	8	68	(38)	392	2	7	1	45	430	55	735
Geochemistry	46	35	4	6	1	-	-	-	91	1	101
Geology	2	233	4	1	23	(5)	7	-	240	25	333
Geophysics	(15)	167	211	(2)	4	24	6	-	361	34	878
Other	131	210	14	1	1	-	10	-	356	11	518
Net Expenditures	662	1,865	403	436	39	28	24	45	3,366	136	4,720

2.2.11

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 49,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. Islands south of Crackingstone Peninsula comprise about 8% of the property area.

Table 12: ($000's)	Quarterly								Year Ended
Lake Athabasca Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	413	349	94	437	21	6	(9)	-	1,293	18	1,820
Drilling	397	1	6	510	1	-	-	-	914	1	1,056
General & Admin	43	46	14	167	1	17	-	-	270	18	634
Geochemistry	5	41	6	9	19	1	3	-	61	23	94
Geology	26	41	43	102	30	4	-	-	212	34	327
Geophysics	16	203	109	136	6	19	(18)	-	464	7	1,662
Other	6	13	11	39	1	8	10	-	69	19	291
Net Expenditures	906	694	283	1,400	79	55	(14)	-	3,283	120	5,884

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE. In early winter 2008, the Company completed five more holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 13 of 27

Island focused on known mineralized zones. The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered. The negative numbers in Q309 represent the reversal of costs from Q209 that were associated with another project.

2.2.12

NE Wollaston Project, Manitoba

NE Wollaston comprises approximately 154,000 hectares which straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting uranium deposits which include Rabbit Lake, Collins Bay and Eagle Point Mines. The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys. The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties. However, further detailed work was carried out in the Summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

Table 13: ($000's)	Quarterly								Year Ended
NE Wollaston Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	316	425	5	(6)	(6)	(4)	9	-	740	(1)	1,362
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	(25)	43	11	180	1	9	-	1	209	11	696
Geochemistry	18	100	30	5	-	-	-	-	153	-	797
Geology	-	30	41	19	19	21	4	1	90	45	2,303
Geophysics	80	273	19	-	3	1	-	-	372	4	905
Other	5	32	-	-	2	1	13	-	37	16	151
Net Expenditures	394	903	106	198	19	28	26	2	1,601	75	6,587

Further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities. The Company is assisting the government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future. The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

On December 10, 2008, the Company entered into a MOU with ERI for the exploration and development of the Manitoba portion of this project (refer to section 2.1). Due to continuing permitting delays a further MOU with ERI was signed for the Poplar project in June 2009.

2.2.13

McTavish Project, Saskatchewan

The McTavish project was reduced from one contiguous claim block to three blocks totaling seven mineral claims covering 16,000 ha in 2007. These claims are centered approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake mine, with the southeastern claim located approximately 10km due west of Cameco Corp.’s Millenium uranium deposit. Work to-date included summer, 2006 ground-based sampling/lake sediment analysis and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007. They require further ground surveys in preparation for drill testing.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 14 of 27

Table 14: ($000's)	Quarterly								Year Ended
McTavish Project	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	Apr-08	Apr-09	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	3	-	5	-	-	1	-	8	1	523
GeoChemistry	-	-	-	11	-	-	-	-	11	-	12
Geology	-	-	-	-	-	-	-	-	-	-	1
GeoPhysics	-	-	-	3	-	-	-	-	3	-	182
Other	-	36	2	18	-	-	-	-	56	-	58
Net Expenditures	-	39	2	37	-	-	1	-	78	1	789

In August 2009, the Company announced that it has entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule: 100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the "Effective Date") by the TSX Venture Exchange of a filing to be made in respect of the proposed option; $600,000 expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date; a further $800,000 expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;  a further $1,200,000 expenditures and 50,000 Kodiak shares on or prior to the third anniversary of the Effective Date; a further $1,400,000 expenditures and 50,000 Kodiak shares on or prior to the fourth anniversary of the Effective Date; and a further 700,000 Kodiak shares on or prior to the fifth anniversary of the Effective Date.

Kodiak may earn a further 10% interest in the project (60% total), by expending $3,000,000 in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds of U3O8 during the same period, Kodiak's interest may increase to 70%.

2.2.14

Other Projects

For a full description of the Company’s other projects, reference should be made to the Company’s website at www.canalaska.com.

Table 15 Other projects update	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets have been identified on these claims
Hodgson	High priority - Seeking Venture Partner	Initial assessment completed
Moon	Seeking Venture Partner	Geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Optioned to District Gold in October 2008	No significant work undertaken
Voisey’s Bay East “VB1”	Disposed
Voisey’s Bay South “VB2”	JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos	Seeking Venture Partner	43-101 report commissioned
Glitter Lake	Disposed	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Last drill program 2006
Reefton Property, NZ	Optioned to Kent Exploration	Drill program March 2007

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 15 of 27

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, (EP 40 677) of South Island, New Zealand. Under the option agreement, $5,000 is payable on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the option agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the option agreement and the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the option agreement, 500,000 on or before the third anniversary of the option agreement and 1,000,000 on or before the end of the fifth anniversary of the option agreement.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Gold Ltd. to the Company over the course of the program.

During the year, the Company disposed of its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The VBE1 Project was dropped by Canalaska and its partner Columbia Yukon The company also wrote-down its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property subsequent to year end.

3.

FINANCIAL POSITION

During the third quarter the company reviewed its accounting treatment of the CKU Partnership for the Cree East Project. As a result, the partnership is now fully consolidated under the variable interest entities rules, which has resulted in a retrospective restatement to the opening balance sheet (refer to section 7.6).

3.1

Cash and Working Capital

Table 16: ($000’s) Cash and Working Capital	Apr-08 (restated)	Apr-09
Cash and cash equivalents	$7,376	$6,339
Accounts receivable and prepaids	2,121	996
Available-for-sale securities	882	276
Accounts payable and accruals	(2,619)	(1,194)
Net working capital	$7,760	$6,417

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $0.4 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the consolidated financial statements for further details.

Included within accounts receivable and prepaids is approximately $0.7 million in GST refunds associated with exploration programs during the year. The decrease from April 30, 2008 is due to a reduction in receivables from our partners that existed at April 30, 2008.

During the second quarter (October 2008), the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values due to the significant decline in market value due to economic downturn that was viewed as other than temporary.

The decrease in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter on the Cree East and Lake Athabasca projects that remained unpaid at April 30, 2008 ($505,000) and geophysics ($670,000) undertaken at West McArthur and Alberta projects.

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CanAlaska Uranium Ltd. – MD&A April 30, 2009      Page 16 of 27

3.2

Other Assets and Liabilities

Table 17: ($000’s) Other Assets and Liabilities	Apr-08 (restated)	Apr-09
Property and equipment	887	827
Mineral property interests (section 2.2)	31,661	39,133
Reclamation bonds	711	317
Future income tax liability	(1,445)	(1,341)
Non-controlling interest	($3,600)	($7,600)

Reclamation bonds decreased principally as a result of a refund from the Saskatchewan Government following the completion of the Lake Athabasca exploration program which commenced in the previous year.

The non-controlling interest has arisen due to the change in accounting treatment of the CKU Partnership (refer to section 7.6). The amount represents the total funding from our Korean partners for their contributions towards the partnership. It also includes $0.6 million that was contributed for Intellectual Property during the formation of the Partnership that was purchased from CanAlaska. During the year, the Koreans have committed $4.0 million in funding for the Cree East project. A further $880,000 in funding was received on July 31, 2009.

3.3

Equity and Financings

Table 18: ($000’s) Shareholders’ Equity	Apr-08 (restated)	Apr-09
Common shares	$54,079	$56,183
Contributed surplus	5,392	7,940
Accumulated other comprehensive income	166	9
Deficit	(23,663)	(26,379)
Total shareholders equity	$35,974	$37,753

Table 19: ($000’s) Equity Instruments	Apr-08	Apr-09
Common shares outstanding	125,870	137,784
Options outstanding
Number	16,899	21,372
Weighted average price	$0.46	$0.36
Warrants outstanding
Number	12,380	6,307
Weighted average price	$0.57	$0.50

Equity instruments

As of April 30, 2009 the Company had 137,783,650 common shares outstanding. Subsequent to year end, the Company undertook a non-brokered flow-through private placement and issued 5,826,764 common shares through two tranches of unit offerings.  It also issued 50,000 shares under the Collins Bay Extension Option Agreement to bring the total shares outstanding as at August 25, 2009 to 143,660,414 common shares.

During the 2009 fiscal year, 300,000 options (2008: 870,100) were exercised. In February 2009, the Company issued 10,000 shares for property access rights in NZ.  In February 2009, the Company renounced its expenditures in respect of the flow-through units (renounced on May 29, 2008) and as required under Canadian GAAP recognized the future income tax liability and decreased share capital by $1.0 million.

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In December 2008, the Company issued 40,000 common shares under the Santoy Kasmere purchase agreement.  In September 2008, the Company issued 100,000 common shares respectively for the Black Lake and Fond Du Lac properties.

On May 29, 2008, the Company issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of $3.7 million. Each unit consisted of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.

Table 20: Proceeds from Financings
Date	Type	Intended Use	Actual Use
August 2009	5,826,764 flow-through units	Uranium exploration in Saskatchewan	Pending
May 2008	10,922,660 flow-through units	Uranium exploration in Saskatchewan, Manitoba, and Alberta	As Intended
October 2007	7,660,877 flow-through units	Uranium exploration in Athabasca Basin in general working capital	As Intended
September 2007	1,111,111 flow-through units	Uranium exploration in Athabasca Basin in general working capital	As Intended

In August 2009, the Company announced the closing of two tranches of a non-brokered flow-through private placement and has issued a total of 5,826,764 units at $0.17 per unit for gross proceeds of $990,550.  Each unit consists of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per share.

In connection with this closing, the Company has paid an aggregate of $49,528 in cash and issued an aggregate of 277,837 compensation options, as finders' fees. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

The Company announced on August 21, 2009 the closing of 1,145,000 units at a price of $0.17 per unit for gross proceeds of $240,550, this should have read 1,415,000 units at a price of $0.17 per unit for gross proceeds of $240,550.

4.

EXPENDITURES REVIEW

Certain comparative figures in this table have been reclassified to conform to current period’s presentation. As required under NI 51-102, CanAlaska as a venture issuer without significant revenue is required to provide a breakdown of its material components of capitalized or expensed exploration costs (refer to section 2 of this MD&A and note 9 of the audited consolidated financial statements) and a breakdown of the material components of general and administration expenses (refer below).

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Table 21: ($000’s)	Quarterly								Year End
Quarterly Expenditures	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	2008	2009
Revenue	-	-	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration exp.	(101)	136	(397)	1,277	28	14	21	954	915	1,017
Mineral property write-offs	-	-	-	550	-	-	10	484	550	494
Equipment rental income	-	-	-	(429)	-	-	-	(316)	(429)	(316)
Net option payments	-	-	-	(137)	(112)	(29)	(15)	(31)	(137)	(187)
	(101)	136	(397)	1,261	(84)	(15)	16	1,091	899	1,008
Other Expenses
Consulting, labour & prof. fees	378	239	425	432	150	294	327	278	1,474	1,049
Depreciation & amortization	20	(20)	-	188	53	54	57	68	188	232
Foreign exchange loss (gain)	-	-	-	(28)	(27)	(120)	49	(95)	(28)	(193)
Insurance, licenses & filing fees	28	115	17	52	20	65	(45)	21	212	61
Interest income	(41)	(303)	158	(94)	(50)	(44)	(28)	(45)	(280)	(167)
Other corporate cost	27	47	53	53	39	40	23	116	180	218
Investor relations	115	99	93	36	16	17	21	6	343	60
Rent	15	21	30	29	22	39	92	47	95	200
Stock-based compensation	122	-	601	372	373	382	346	408	1,095	1,509
Travel & accommodation	59	65	22	66	9	41	19	11	212	80
Write-down of AFS securities	-	-	(15)	(134)	-	327	41	26	(149)	394
Management fee	-	(179)	(429)	(287)	(145)	(65)	210	(628)	(895)	(628)
	723	84	955	685	460	1,030	1,112	213	2,447	2,815
Net loss before taxes	622	220	558	1,946	376	1,015	1,128	1,304	3,346	3,823
Future income taxes	-	-	-	(772)	-	-	-	(1,107)	(772)	(1,107)
Net loss after tax	622	220	558	1,174	376	1,015	1,128	197	2,574	2,716
Unrealized loss on AFS securities	147	125	(58)	146	147	125	(58)	(57)	360	157
Comprehensive loss	769	345	500	1,320	523	1,140	1,070	140	2,934	2,873
Loss Per Share	0.01	0.00	0.00	0.01	0.00	0.01	0.01	0.00	0.02	0.02

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent and therefore only loss per share is presented in the above table.

Net indirect exploration expenses are cost associated with running our field operation office in Saskatchewan and our warehouse in La Ronge, and time and cost of our exploration team when their time is not directly charged to a project. Prior to the fourth quarter of 2009, these costs had been deferred on the balance sheet. The Company had netted management fees and rental income against these deferred costs. In an effort to create greater clarity on the Company’s costs and reflect the indirect nature of these costs, the Company has expensed these costs. For the fiscal year ended April 30, 2009, net indirect exploration costs were $1,017,000 and the Company managed to recover $944,000 of these costs via rental income ($316,000) and management fees ($628,000). Rental income is comprised of income (cost recapture) of charging projects for rent of camps and other miscellaneous equipment that was previously purchased by the Company and is maintained at our La Ronge warehouse.

In the fourth quarter of 2009, the Company recorded property write-downs on two of its New Zealand projects where it withdrew its license application prior to fiscal year end. Subsequent to fiscal year end, the Company also did not renew its license on the Puhi Puhi (Mt Mitchell) property and recorded a write-down of a further $0.3 million in the fourth quarter.

Consulting, labour and professional fees were significantly higher in the fourth quarter of 2008, as the Company incurred legal costs in excess of $260,000 due in part from the legal costs associated with the completion of the Cree East Agreement. The increase from Q109 to Q209 is principally due to an under accrual in Q109. Included within Q309 were bonus payments of $130,000.

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Depreciation was not previously being recorded on a quarterly basis prior to the fourth quarter of 2008.

Insurance, licenses and filing fees were negative in the third quarter of 2009 as a result of an insurance allocation to various properties.

Rent costs are up in Q309 as a result of the transfer of the Glitter Lake property and its associated costs, to exit an existing office sub-lease agreement.

The debit to management fees in the third quarter of 2009 represented a reversal of management fees booked in the first half of the year that should have been offset against indirect costs in the first instance. The revision to the accounting policy undertaken during the fourth quarter should provide greater visibility of costs moving forward.

Future income tax recovery arises from the renouncement of tax losses associated with the Company’s May 2008 flow-through offering. Under Canadian GAAP, the associated future income tax liability is not recognized until the physical renouncement is made to the Government, which incurred in February 2009. Also included in the future income tax recovery is the reduction in the Company’s future income tax liability as a result of the reduction in the substantially enacted tax rates in Canada.

In the fourth quarter of 2008, the Company recognized a gain on sale on disposition of some of the Company’s available-for-sale securities. During the second quarter of 2009 the Company reviewed a number of its available-for-sale securities in light of the current economic environment and recorded a permanent impairment in the statement of loss and deficit. As a result all of the previous recorded fair value adjustments for these securities that flowed through other comprehensive income were reversed. The Company took a further write-down on certain investments in the third quarter of 2009.

Investor relations expenses were significantly lower in the current year. The Company has consciously reduced these activities over the past 18 months due to the current economic environment.

5.

CASHFLOW REVIEW

For the three months ended April 30, 2009, cash outflow from operations, after non-cash working capital movements, was $0.7 million (Q408: $1.3m), which is consistent with the net loss for the period. There were no financing activities for the quarter ended April 30, 2009, (Q408: $2.32m) which was all related to the contribution from Korean Consortium. Cash outflow from investing activities was $1.0 million for the three months ended January 31, 2009 (Q308: outflow $1.0m) as the Company continued to invest in its Athabasca Basin properties.

For the fiscal year ended April 30, 2009, cash outflow from operations, after non-cash working capital movements, was $1.6 million (2008: $1.6m), which is consistent with the net loss for the period. Proceeds from financing activities during the year were $8.7 million (2008: $9.5m) which stemmed from the flow-through financing completed in May 2008 and the cash contributions to our Korean joint venture. Cash outflow from investing activities was $8.1 million for the year (2008: $10.6m) as the Company continued to invest in the exploration of its Athabasca Basin properties.

As of April 30, 2009, the Company had $6.3 million (April 30, 2008: $7.4m) in cash and cash equivalents.

As of July 31, 2009, the Company had cash and cash equivalents of $5.2 million.

6.

OUTLOOK

CanAlaska remains focused on its corporate mission of exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan, and believes that it has the projects, strategic partners, people & knowledge base, corporate treasury and fund raising ability to deliver on this mission.

Our winter drill programs at the Cree East and West McArthur projects have further defined our target zones and identified new targets for future drill programs. At Cree East, our Korean Partners have recently contributed $0.9 million to a summer geophysics program which will further enhance our geophysical understanding of our targets and help further define drill targets for next winter’s exploration. With this funding contribution, our Korean partners have now contributed $8.5 million of their $19 million funding commitment.

At the West McArthur project, Mitsubishi Development Pty Ltd. are on the verge of earning-in to the project with cumulative exploration spending of approximately $10 million (as at April 30, 2009, $9.7 million had been spent). A $1.0 million cash payment is

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due to the Company upon earn-in. CanAlaska remains excited by the possibility of Mitsubishi becoming a formal partner in the West McArthur project and the prospect of a significant drill program in winter 2010. CanAlaska will meet and work with Mitsubishi over the coming months to establish the future program and structure of the West McArthur joint venture.

From a business development perspective, the introduction of Chinese explorer ERI as a strategic partner on the Poplar project further demonstrates our ability to not only maintain its significant strategic relationships, but also build new relationships. The Company expects ERI to enter into a formal agreement shortly.  In August, six Chinese geologists, coupled with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones on the project in preparation for an extensive drill program this coming winter.

The Company recently announced the optioning of the Collins Bay Extension Project from Bayswater Uranium. As CanAlaska’s 2009 summer exploration program was already focused on drill testing near-surface uranium targets on the Northern Rim of the Athabasca Basin, at Black Lake, Fond Du Lac and Grease River, the opportunity to combine these logistical operations on a readily accessible project such as the Collins Bay Extension, is significant. The Collins Bay Extension Project hosts multiple zones of known uranium mineralization, and on Fife Island, at least one zone of ore-grade values.

At the Fond Du Lac project, a $500,000 exploration program has recently been completed comprising 2,000 metres of drilling and geophysics is testing multiple gravity and chargeability targets identified in the vicinity of the historic Fond Du Lac uranium deposit. In 2008, the Company carried out reconnaissance work and the first drill sampling of the deposit since the late 1970's. The first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity. Below the unconformity, the drillholes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits. In August 2009, the Company announced that the exploration program at Fond Du Lac had been extended based on mineralization discovered in basement structures.

CanAlaska is also actively marketing other projects to potential partners in the coming months.

As of July 31, 2009 the Company had cash and cash equivalents of $5.2 million. Combined with the recent private placement, these funds will enable CanAlaska to continue with its various programs on its 23 projects in the Athabasca basin.

7.

OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2009, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

7.1

Related Party Transactions

Table 22: Proceeds from Financing $000's	2009	2008	2007
Management fees to a company controlled by the former Chairman	-	171	111
Rent to a company controlled by the former Chairman	-	-	23
Consulting fees to a company controlled by the President	-	-	85
Consulting fees to a company controlled by the former Corporate Secretary	-	16	31
Engineering and consulting fee to the VP Exploration	185	194	-
Consulting fees to the VP Corporate Development and director	-	115	55
Accounting fees to a company controlled by the former Chief Financial Officer	60	39	34

The Company had an office lease agreement from the former Chairman of the Company, this lease agreement was terminated in March 2009.

The Company had previously paid consulting fees to the President and a former Corporate Secretary.  Consulting fees are no longer charged by the President and CEO as he is now a salaried employee.

The VP Exploration currently provides his services through a consulting company and is therefore disclosed above.  The VP Corporate Development previously billed his services via a consulting arrangement he is now a salaried employee.  In addition,

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during the year the consulting company of the VP Exploration provided additional geological services of $9,900 which is included in the table above (which was provided on an arms’ length basis).

The former Chief Financial Officer had billed his time through a consulting company.  Included within the accounting fees for the year ended April 30, 2009 is $24,000 for the fair value of shares transferred as part of his termination package.

All transactions were conducted on an arms’ length basis.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $71,572 (2008: $45,645) has been paid/accrued to directors. At year end, $10,326, (2008: $22,510) is owing to directors.  This is due on demand and non-interest bearing.

7.2

Financing

Management believes that the funds on hand at April 30, 2009 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its projects.

7.3

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Other Intangible Assets

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective May 1, 2009. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

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Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

7.4

Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of a fully segregated financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

7.5

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

7.6

Changes in Accounting Policy

There were no changes in significant accounting policies of the Company for the fiscal year ended April 30, 2009, except as noted below and noted in the Company’s audited financial statements.

Canada-Korea Uranium Limited Partnership

During the third quarter the Company reviewed its accounting policy in respect of the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”). Under the previous accounting treatment the Company proportionately consolidated the financial statements of CKU Partnership and CKUL.

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Under Canadian GAAP (Accounting Guideline 15 – Consolidation of Variable Interest Entities) the Company must consider its initial decision to consolidate when the CKU Partnership issues new variable interests. During the year, additional contributions totalling $4.0 million have been received from our partners. These contributions combined with the recent activity undertaken suggest that the funds available are not sufficient to fully develop the property and has lead the Company to apply the principles of Accounting Guideline 15 and fully consolidate both the CKU Partnership and CKUL.

The Company has adopted this change retrospectively as is encouraged under Accounting Guideline 15 and therefore the balance sheet of the Company as at April 30, 2008 has been restated :

Increase (Debit)

Cash and cash equivalents

$211,770

Increase (Debit)

Restricted cash

$12,846

Decrease (Credit)

Accounts receivable

$(222,383)

Increase (Debit)

Mineral properties

$628,276

Increase (Credit)

Future income tax liability

$(68,890)

Increase (Credit)

Non-controlling interest

$(3,600,000)

Decrease (Debit)

Contributed surplus

$3,194,713

Increase (Credit)

Retained earnings

$(156,332)

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 12 of the consolidated financial statements.

Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s consolidated financial statement disclosure.

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 21 of the consolidated financial statements.

Section 3863 – Financial Instruments – Presentation

Effective May 1, 2008, the Company adopted CICA Handbook Section 3863, Financial Instruments – Presentation. This section carries forward the presentation requirements for financial instruments of Section 3861. As there were no changes to the presentation requirements there was no impact on the consolidated financial statements.

7.7

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

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7.7.1

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

7.7.2

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

7.7.3

Foreign Political Risk

The Company’s material property interests are currently located in Canada and New Zealand. An insignificant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

7.7.4

Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

7.7.5

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

7.7.6

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable)

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deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

7.7.7

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

7.7.8

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

7.7.9

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

7.7.10

Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

7.7.11

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

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8

SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

The following tables sets out a summary of the Company’s results:

Table 23: ($000’s)	Quarterly								Year Ended
Loss & Comprehensive Loss Summary	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q409	2008	2009
Revenue	-	-	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration exp.	(101)	136	(397)	1,277	28	14	21	954	915	1,017
Mineral property write-offs	-	-	-	550	-	-	10	484	550	494
Equipment rental income	-	-	-	(429)	-	-	-	(316)	(429)	(316)
Net option payments	-	-	-	(137)	(112)	(29)	(15)	(31)	(137)	(187)
	(101)	136	(397)	1,261	(84)	(15)	16	1,091	899	1,008
Other Expenses										-
Consulting, labour & prof. fees	378	239	425	432	150	294	327	278	1,474	1,049
Depreciation	20	(20)	-	188	53	54	57	68	188	232
Foreign exchange loss (gain)	-	-	-	(28)	(27)	(120)	49	(95)	(28)	(193)
Insurance, licenses & filing fees	28	115	17	52	20	65	(45)	21	212	61
Interest income	(41)	(303)	158	(94)	(50)	(44)	(28)	(45)	(280)	(167)
Other corporate cost	27	47	53	53	39	40	23	116	180	218
Investor relations	115	99	93	36	16	17	21	6	343	60
Rent	15	21	30	29	22	39	92	47	95	200
Stock-based compensation	122	-	601	372	373	382	346	408	1,095	1,509
Travel & accommodation	59	65	22	66	9	41	19	11	212	80
Write-down of AVS securities	-	-	(15)	(134)	-	327	41	26	(149)	394
Management fees	-	(179)	(429)	(287)	(145)	(65)	210	(628)	(895)	(628)
	723	84	955	685	460	1,030	1,112	214	2,447	2,815
Net loss before taxes	622	220	558	1,946	376	1,015	1,128	1,304	3,346	3,823
Future income taxes	-	-	-	(772)	-	-	-	(1,107)	(772)	(1,107)
Net loss after taxes	622	220	558	1,174	376	1,015	1,128	197	2,574	2,716
Unrealized loss on AFS securities	147	125	(58)	146	147	125	(58)	(57)	360	157
Comprehensive loss	769	345	500	1,320	523	1,140	1,070	140	2,934	2,873
Loss per share	0.01	0.00	0.00	0.01	0.00	0.01	0.01	0.00	0.02	0.02

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Table 24: ($000’s) Financial Position summary	Quarterly
	Q108	Q208	Q308	Q408 (restated)	Q109 (restated)	Q209 (restated)	Q309	Q409
Financial Position
Assets
Cash and cash equivalents	6,424	8,618	9,117	7,376	10,546	7,702	7,990	6,339
Accounts receivable and prepaids	587	1,493	1,649	2,121	2,040	1,307	2,010	996
Available-for-sale securities	611	609	612	882	676	251	245	276
Total Current Assets	7,622	10,720	11,378	10,379	13,262	9,260	10,245	7,611
Reclamation bond	676	680	680	711	711	280	281	317
Property, plant and equipment	400	886	932	887	860	837	823	827
Mineral property interests	21,825	26,210	25,525	31,661	32,822	35,854	36,500	39,133
Total Assets	30,523	38,496	38,515	43,368	47,655	46,231	47,939	47,888
Liabilities
Accounts payable and accruals	65	304	268	2,619	1,499	630	590	1,194
Future income tax liability	-	946	946	1,445	1,445	1,445	1,445	1,341
Total Liabilities	65	1,250	1,214	4,064	2,944	2,075	2,035	2,535
Non-Controlling Interest	-	-	-	3,600	5,280	5,280	7,600	7,600
Shareholders’ Equity
Common shares	48,894	55,901	55,913	54,079	57,000	57,114	57,114	56,183
Contributed surplus	3,275	3,275	3,875	5,392	6,451	6,922	7,420	7,940
AOCI	-	-	-	166	19	(106)	(48)	9
Deficit	(21,711)	(21,930)	(22,487)	(23,663)	(24,039)	(25,054)	(26,182)	(26,379)
Total Shareholders’ Equity	30,458	37,246	37,301	35,974	39,431	38,876	38,304	37,753
Total Liabilities and Equity	30,523	38,496	38,515	43,368	47,655	46,231	47,939	47,888
Weighted average # of shares (000’s)	107,758	109,788	125,521	125,870	135,636	137,642	137,734	137,160
Working Capital	7,557	10,416	11,110	7,760	11,763	8,630	9,655	6,417
Cash flows from:
Operating activities	(157)	60	(155)	(1,729)	(903)	1,612	(1,658)	(673)
Financing activities	30	7,007	12	2,431	3,291	3,109	2,320	(5)
Investing activities	(3,525)	(4,872)	642	(2,444)	617	(7,400)	(374)	(973)
Net increase (decrease) in cash	(3,652)	2,195	499	(1,742)	3,005	(2,679)	288	(1,651)

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